Exhibit 99.1

Inspira Technologies Reaffirms $49.5 Million in Binding Purchase Orders and Aligns Execution with 2026

Regulatory and Deployment Milestones

Revenues Relating to the Binding Purchase Orders Expected to be Received and Recognized in 2026

RA’ANANA, Israel, December 23, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today reaffirmed  its previously announced binding purchase orders totaling $49.5 million and provided an update on execution timing, noting that payment activity has been structured to commence with the 2026 fiscal cycle, in alignment with immediate regulatory sequencing and phased deployment milestones.

The Company confirmed, based on representations received from its distribution partner , that the purchase orders remain in full force and effect and that the distributor intends to advance the orders toward execution  during 2026. Following active coordination with regulatory authorities and institutional funding partners, the payment framework of the binding purchase orders has been structured to commence with the 2026 fiscal cycle, consistent with the Company’s previously disclosed revenue recognition framework.

The updated schedule reflects regulatory sequencing, technical implementation requirements, and the coordination of institutional capital allocations supporting certain deliveries. These processes are  customary for international large-scale healthcare deployments.

Inspira continues to work in active coordination with its distribution partners, regulators, and funding organizations to advance planned execution milestones and finalize delivery schedules. This alignment is designed to reduce execution risk, enhance operational visibility, and support a phased rollout across target markets.

The Company expects to provide updates in connection with upcoming execution and deployment milestones.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the continued validity and anticipated execution of its existing binding purchase orders, the expected timing of payments and revenue recognition, the progression of regulatory sequencing and deployment milestones, its coordination with its distribution partners and institutional funding organizations, and its expectations regarding future execution updates, operational alignment, and market rollout during 2026. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485